Exhibit 99.2

NOTICE TO THE MARKET

IN CONNECTION WITH THE RESULT OF THE BOOKBUILDING PROCEDURE OF THE PUBLIC OFFERING OF THE 17TH (SEVENTEENTH) ISSUANCE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RIGHT OF

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF) No. 33.611.500/0001-19

in the total amount of

R$1,500,000,000.00

Debentures ’s ISIN code: BRGGBRDBS060

Issuance Risk Rating by S&P with a rating of: “brAAA”*

*This rating was issued on May 02, 2024, and the characteristics of this security are subject to change.

1.	RESULT BOOKBUILDING PROCEDURE

GERDAU S.A. (“Issuer”), together with certain placement agents of the Offering, announce, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), that on May 27, 2024 was concluded the Bookbuilding Procedure (as defined in the Indenture referred to below) carried out by the Coordinators through the collection of investment intentions in relation to the public offering of 1,500,000 simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 17th issue of the Issuer (“Debentures” and “Issuance”, respectively”), with a nominal unit value of R$1,000.00, totaling, on the date of issuance of the Debentures, that is, May 29, 2024, the total amount of R$1,500,000,000.00 (“Offering”), pursuant to the “Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Issuance Deed ”) executed on May 6, 2024, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, as fiduciary agent (“Fiduciary Agent”), as amended by “First Amendment to the Private Indenture of the 17th (Seventeenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, Under the Automatic Registration Right, of Gerdau S.A.” (“Amendment to the Issuance Deed”), entered into on date hereof, between the Issuer and the Trustee, as defined as follows:

⮚	Interest. Interest on the Unit Face Value or the balance of the Unit Face Value of the Debentures, as the case may be, will be charged corresponding to the accumulated variation of 100% of the average daily rates of the DI – One-day Interbank Deposits, “over extra-group”, expressed as a percentage per year, based on 252 business days, calculated and disclosed daily by B3, in the daily newsletter available on its website (http://www.b3.com.br), plus a spread (surcharge) of 0.60% per year, based on 252 business days (“Interest”). The Interest will be calculated exponentially and cumulatively pro rata temporis for business days elapsed, from the first payment date (inclusive) or from the immediately preceding interest payment date (inclusive), as the case may be, until the date of its effective payment (exclusive).

2.	ADDITIONAL INFORMATION

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO SECTION 26, ITEM V, PARAGRAPH “A”, OF CVM RESOLUTION 160 AND IS SUBJECT TO THE AUTOMATIC DISTRIBUTION REGISTRATION PROCEDURE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN SECTION 86, ITEM II, OF CVM RESOLUTION 160.

Capitalized terms used in this Notice to the Market, which are not defined herein, shall have the meaning ascribed to them in the Indenture.

The date of this Notice to the Market is May 27, 2024.

Coordinators